

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

July 13, 2018

Jeffrey A. Lubchansky
Chief Executive Officer
Wall Street Media Co, Inc.
110 Front Street, Suite 300
Jupiter, FL 33477

> **Re: Wall Street Media Co, Inc.**
> **Form 10-K For the fiscal year ended September 30, 2017**
> **Filed December 29, 2017**
> **File No. 333-163439**

Dear Mr. Lubchansky:

We issued comments on the above captioned filing on April 4, 2018. On June 5, 2018, we issued a follow-up letter informing you that those comments remained outstanding and unresolved, and absent a substantive response, we would act consistent with our obligations under the federal securities laws.

As you have not provided a substantive response, we are terminating our review and will take further steps as we deem appropriate. These steps include releasing publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

Please contact Katherine Bagley, Staff Attorney, at (202) 551-2545 or Mara Ransom, Assistant Director, at (202) 551-3720 with any questions.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director
Office of Consumer Products